Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Qurate Retail, Inc.:

We consent to the use of our reports dated February 26, 2020, with respect to the consolidated balance sheets of Qurate Retail, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, “the financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report dated February 26, 2020, on the consolidated financial statements, refers to changes in the method of accounting for leases and revenue.

Our report dated February 26, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019, expresses our opinion that Qurate Retail, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2019 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weakness has been identified and included in management’s assessment:

Information technology general controls (ITGCs) in the Company’s German subsidiary were not consistently designed and operating effectively to ensure access to certain financially significant applications and data was adequately restricted to appropriate personnel. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

/s/ KPMG LLP

Denver, Colorado
May 20, 2020